Exhibit 99.1

May 30, 2008

To Our Shareholders:

Though fiscal 2008 was a difficult year for Comarco, we made substantial progress in several key areas. These included transitioning the management team and establishing a clear growth strategy that should lead to a significantly enhanced valuation for the Company. Our strategy is focused on expanding our ChargeSource platform, while we continue to work with Page Mill Partners, our financial advisor, on various strategies to maximize the value of our Wireless Testing Services (WTS) and Call Box businesses. To follow are the milestones we achieved in fiscal 2008 and the opportunities we see for each of our business lines looking forward.

Our WTS business began its turnaround during fiscal 2008. We introduced the new Symphony Quality of Service (QoS) product, our next-generation testing and network optimization platform developed in conjunction with our partner Ascom A.G. This new product is the first in a line of high capability, cost-effective solutions for network optimization. We received our first major order for Symphony of $10 million from AT&T and began shipments in March. We are pleased with the level of interest coming from other major wireless carriers in our WTS product offerings and continue to work on these opportunities, along with several new product offerings.

In the Call Box business, we have completed the majority of customer upgrades. The renewal of service and maintenance contracts remains a good opportunity and this business continues to provide a nice contribution to our gross profit margin.

While we believe there are good growth opportunities within all of our businesses, we believe that ChargeSource offers the strongest path for near and long-term sustainable growth that best utilizes our core competencies and relationships. Comarco’s patented technologies have enabled us to produce small, lightweight power sources that can power and charge a variety of portable electronic devices. Our power adapter products are unique, allowing the charging of low voltage devices like cell phones and high voltage devices like notebook computers simultaneously. This technology has led us to pursue a two-pronged strategy — penetration of the OEM market and expansion of our retail business.

In October, we signed an agreement with Lenovo, a leading global notebook computer OEM to provide small, lightweight power adapters that will be sold under the Lenovo brand name. Volume production began on schedule and we continue to ramp the output. We are currently near capacity with our manufacturing partner, producing approximately 1,800 units per day. Based on expected strong end market demand, we are seeking to expand this production as we continue to pursue opportunities with additional OEMs.

25541 Commercentre Drive, Suite 250 • Lake Forest, CA 92630-8870 USA • Phone +1.949.599.7400 • www.comarco.com

For the retail business, we are developing a separate product line based on the cost-reduced, small form factor that we developed for the OEM market. We are working with our retail partners, like Kensington, on a plan to roll out the new product this fall and believe we have excellent opportunities for expansion in the U.S. and Europe.

We are also engaged in several initiatives to improve the financial performance of the ChargeSource operation. We are working with suppliers to reduce our material costs while looking to expand our manufacturing relationships. In addition, we are taking measures to improve our expense structure and cash management.

During fiscal 2008, we completed a leadership transition. We strengthened our Board of Directors through the addition of two new members, Rich LeBuhn and Bob Sundius. These new directors have significant experience in financial strategy, operations and execution and have brought their expertise to bear on our aggressive activity to unlock shareholder value. The Board installed a new CEO and CFO with a mandate to improve operations, assess growth opportunities and execute as quickly as possible.

Since assuming the CEO responsibilities in March 2008, I have had the opportunity to work with several individuals who I believe are instrumental in helping drive profitability and shareholder value. It is very important that we retain and appropriately incentivize these key individuals. At the same time, we have realigned the Company’s incentive compensation philosophy to be more in concert with shareholder interests. For instance, our incentive plan was previously focused on cash payments and individual performance. We have revised this to focus on incentive awards that are based on corporate financial performance and profitability and the individual’s contribution to Company results. As part of this new philosophy, we have transitioned from cash incentives to equity based compensation to be better aligned with the interests of our shareholders.

Unfortunately our existing option pool is currently insufficient to meet our shareholder focused goals. Accordingly, the Board of Directors is seeking approval from our shareholders for a 650,000-share increase to the plan. These options will be a very important motivation tool as we move to change the culture of Comarco towards a more aggressive, entrepreneurial company focused on driving shareholder value.

On behalf of the Company and the Board of Directors, I would like to extend my sincere appreciation to our customers, partners and investors for their continued support. I would also like to thank the Comarco employees for their dedication and hard work. We are very optimistic about the outlook for Comarco and our ability to generate much enhanced returns for our shareholders.

/s/ Sam Inman
Sam Inman
President and Chief Executive Officer

25541 Commercentre Drive, Suite 250 • Lake Forest, CA 92630-8870 USA • Phone +1.949.599.7400 • www.comarco.com